UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 3)

Fanhua Inc.

(Name of Issuer)

Ordinary Shares, Par Value US$0.001 Per Share

(Title of Class of Securities)

G2352K 108**

(CUSIP Number)

October 10, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 20 ordinary shares. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2352K 108	Page 2 of 8 Pages

1	Name of Reporting Person Qiuping Lai
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 55,771,280[1]
	6	Shared Voting Power 0
	7	Sole Dispositive Power 55,771,280
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,771,280 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 4.3%[2]
12	Type of Reporting Person IN

[1]	Includes 2,565,921 American Depositary Shares (“ADSs”) (representing 51,318,420 ordinary shares) and 4,452,860 ordinary shares held by Master Trend Limited, which is 100% beneficially owned by Mr. Lai.
[2]	Based on 1,300,191,084 ordinary shares outstanding as of March 31, 2018 according to the Issuer’s 2017 annual report on 20-F filed on April 20, 2018.

CUSIP No. G2352K 108	Page 3 of 8 Pages

1	Name of Reporting Person Master Trend Limited
2	Check the Appropriate Box if A Member of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong Special Administrative Region of the People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 55,771,280[3] ordinary shares
	6	Shared Voting Power 0
	7	Sole Dispositive Power 55,771,280 ordinary shares
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 55,771,280 ordinary shares
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented By Amount In Row 9 4.3%[4]
12	Type of Reporting Person CO

[3]	Includes 2,565,921 ADSs (representing 51,318,420 ordinary shares) and 4,452,860 ordinary shares directly held by Master Trend Limited.
[4]	Based on 1,300,191,084 ordinary shares outstanding as of March 31, 2018 according to the issuer’s 2017 annual report on 20-F filed on April 20, 2018..

CUSIP No. G2352K 108	Page 4 of 8 Pages

Item 1(a).	Name of Issuer:

Fanhua Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(a).	Name of Person Filing:

Qiuping Lai

Master Trend Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Qiuping Lai

Master Trend Limited

Room 2907A, 29/F, Pearl River Tower

No. 15 West Zhujiang Road

Guangzhou, Guangdong 510623

People’s Republic of China

Item 2(c)	Citizenship:

Qiuping Lai - People’s Republic of China

Master Trend Limited - Hong Kong Special Administrative Region of the People’s Republic of China

Item 2(d).	Title of Class of Securities:

Ordinary Shares, Par Value US$0.001 per Share

Item 2(e).	CUSIP Number:

G2352K 108

Item 3.	Not Applicable

CUSIP No. G2352K 108	Page 5 of 8 Pages

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of October 10, 2018:

			Number of shares as to which such person has:
Reporting Person	Amount beneficially owned:	Percent of class(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Qiuping Lai(1)	55,771,280	4.3%	55,771,280	0	55,771,280	0
Master Trend Limited(1)	55,771,280	4.3%	55,771,280	0	55,771,280	0

(1)	The 55,771,280 ordinary shares of the Issuer beneficially owned by Qiuping Lai (“Mr. Lai”) consist of 2,565,921 ADSs (representing 51,318,420 ordinary shares) and 4,452,860 ordinary shares held by Master Trend Limited, or Master Trend, which is 100% beneficially owned by Mr. Lai. On various dates between July 19, 2018 and October 10, 2018, Master Trend transferred (i) 150,000,000 ordinary shares (representing 7,500,000 ADSs) to Fanhua Employees Holdings Limited (previously known as Joy Magnificent Limited); (ii) 800,000 ADSs (representing 16,000,000 ordinary shares) to Kingsford Resources Limited which is beneficially 100% owned by Mr. Chunlin Wang, chief executive officer and chairman of the board of directors of the Issuer; and (iii) 200,000 ADSs (representing 4,000,000 ordinary shares) to Green Ease Holdings Limited which is beneficially 100% owned by Mr. Peng Ge, chief financial officer of the Issuer. As a result of the share transfers, Mr. Lai and Master Trend Limited each ceased to be a beneficial owner of more than 5% of the Ordinary Shares of the Issuer.

(2)	Based on a total of 1,300,191,084 outstanding ordinary shares of the Issuer as of March 31, 2018.

Item 5.	Ownership of Five Percent or less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable

Item 8.	Identification and Classification of Members of The Group:

Not applicable

CUSIP No. G2352K 108	Page 6 of 8 Pages

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2018

Qiuping Lai	/s/ Qiuping Lai
Qiuping Lai

Master Trend Limited	By:	/s/ Qiuping Lai
	Name:	Qiuping Lai
	Title:	Director

[Signature Page to Schedule 13G - Fanhua]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement